August 8, 2008

Via EDGAR and Overnight Mail

Ms. Kate Tillan

Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cambridge Heart, Inc.

(File No. 000-20991)

Amendment No. 1 to Form 10-K/A for the fiscal year ended December 31, 2007

Form 10-Q for the fiscal quarter ended March 31, 2008

Dear Ms. Tillan,

On behalf of Cambridge Heart, Inc. (“Cambridge Heart” or the “Company”), set forth below are Cambridge Heart’s responses to the comments set forth in your letter dated July 25, 2008 relating to Cambridge Heart’s Amendment No. 1 to Form 10-K/A for the fiscal year ended December 31, 2007 and Form 10-Q for the fiscal quarter ended March 31, 2008. Each comment from that letter is set forth below in italics and is followed immediately by Cambridge Heart’s response.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2007

Financial Statements, page 33

Note 2, Summary of Significant Accounting Policies, page 40

Cash Equivalents, Restricted Cash and Marketable Securities, page 40

1. You disclose that “[t]he Company considers all highly liquid debt instruments purchased with a remaining maturity of three months or less to be cash equivalents.” We note that you refer to remaining maturity and not original maturity. Please tell us how you considered the guidance in paragraph 8(b) of SFAS 95, including footnote 2 to that paragraph in determining your accounting policy.

As of December 31, 2007 the Company’s cash equivalents consisted of money market funds. These money market funds are demand deposits with financial institutions readily convertible into known cash amounts. Although Note 2 refers to debt instruments purchased with a remaining maturity of three months or less to be cash equivalents, the Company did not classify any such instruments as cash equivalent. In the Company’s Form 10-Q for the fiscal quarter ended June 30, 2008, the disclosure will be stated as follows:

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents consistent with SFAS 95, “Statement of Cash

Flows”. The carrying amount of the Company’s cash equivalents approximates fair value due to the short maturities of these investments. This may include short-term commercial paper, short-term securities of state government agencies with maturities less than three months from date of purchase and demand deposits with financial institutions. The Company’s money market funds totaling $113,384 and $41,617 at December 31, 2007 and June 30, 2008, respectively, are classified as cash equivalents since investments in money market funds are readily convertible into known amounts of cash and have insignificant valuation risk.

2. Further, you disclose that you included short-term commercial paper, auction rate securities, short-term securities of state government agencies with maturities less than three months from date of purchase and money market securities, totaling $563,366 and $113,384 at December 31, 2006 and 2007, respectively, in cash equivalents. You disclose that “[t]the liquidity of some of these securities may be effected by market conditions.” Please discuss how you considered paragraphs 8 and 9 in determining which investments qualified to be cash equivalents. Tell us which securities have a liquidity risk and how you considered those risk in determining that the security me the definition of a cash equivalent in SFAS 95.

As noted above, at of December 31, 2007, cash equivalents consisted of only cash invested in money market funds. These money market funds were demand deposits with financial institutions readily convertible into known cash amounts. In regards to having liquidity risk, the statement was in reference to the investments in auction rate securities, classified as marketable securities. At December 31, 2007, the Company held investments in student loan backed auction rate securities with interest rates that reset periodically in scheduled auctions every 28 to 30 days. Historically the Company had the opportunity to sell the investments during such periodic auctions subject to the availability of buyers. Due to the structured short-term nature of these instruments and the historically successful auctions in which these securities traded, at the time, the investments were considered highly liquid. However, due to the potential for these securities to extend beyond the typical 28 day reset period, at December 31, 2007, these investments were classified as marketable securities. Further, based on the fact that the auctions were historically reliable, the Company reported the marketable securities under current assets.

3. We note that approximately $11.2 million of your assets are in the form of marketable securities. Please tell us and in your future filings, please clearly discuss the nature of the material aspects of these securities as necessary to provide your investors with information necessary for a clear understanding of your balance sheet items. For example, as appropriate, identify the nature of your investments, indicate what factors may affect the value or liquidity of those securities, disclose how the interest rates on those investments will be determined and any material risks. Also, if those securities are reasonably likely to affect your financial condition in a material way, please expand your MD&A in applicable future filings to provide your investors with information necessary for a clear understanding of the trend or uncertainty. Refer to Item 303(a) of Regulation S-K. Also add any appropriate disclosure required by Item 305 of Regulation S-K.

At December 31, 2007, the Company’s marketable securities consisted of auction rate securities (ARS) with a triple “A” credit rating collateralized by student loans mainly guaranteed by the U.S. Department of Education under the Federal Family Education Loan Program

(“FFELP”). These investments have long-term nominal maturities, but have interest rates that reset periodically in scheduled auctions (generally every 28—30 days). The Company’s intent is not to hold these securities to maturity, but rather to use the interest rate reset feature to maximize interest yields while maintaining liquidity. The Company generally has the opportunity to sell these investments during such periodic auctions subject to the availability of buyers. Due to the structured short-term nature of these instruments and the historically successful auctions in which these securities traded, as of December 31, 2007, the investments were considered highly liquid.

Starting in February 2008, credit and liquidity constraints in the financial markets have led to failed auctions, which also affected Cambridge Heart. In order to quantify the impact of the market illiquidity on the value of the ARS, the Company obtained an independent valuation, which resulted in the recording of an unrealized loss as of June 30, 2008. Due to the illiquidity of the ARS, the Company reclassified these investments from current to long-term. The Company has incorporated additional descriptive language around its investments, including fair market measurements under SFAS No. 157 and the impact on liquidity and capital resources within MD&A in the Company’s Form 10-Q for the period ended June 30, 2008.

Net loss per share, page 43

4. You disclose that EITF 03-6 “will have an impact if and when the Company incurs net income and at that time [you] will evaluate whether [y]our existing securities meet the definition of a “participating security” under the provisions of EITF 03-06”. Please tell us how you considered paragraph 19 of EITF 03-06, under which you should not automatically exclude a convertible participating security from the computation of basic EPS when you have a net loss. Instead, you would determine whether a participating security holder has an obligation to share in the losses based on the contractual rights and obligations of the participating security.

As of December 31, 2007, none of the outstanding classes of convertible preferred stock had a contractual obligation to share in the Company’s losses, as defined in EITF 03-06. Accordingly, the Company excluded the shares from the calculation of EPS.

Note 8. Convertible Preferred Stock, page 49

5. We note that as of December 31, 2007 you have warrants for the purchase of 115,385 shares of Series A preferred stock outstanding. Each underlying Series A preferred share is convertible into 13 shares of your common stock. Please tell us the pertinent rights and privileges of the Series A preferred shares including any put rights. Discuss how you considered FSP FAS 150-5 in your accounting for warrants.

The following are the rights and privileges of the Series A Preferred Stock and Warrants:

•	Each share of Series A Preferred Stock is convertible into a number of shares of common stock equal to $4.42 divided by the conversion price of the Series A Preferred Stock, which is $0.34.

•

In the event of our liquidation, dissolution, or winding up or upon a merger or consolidation, or the sale of all or substantially all of our assets, each share of Series A Preferred Stock is entitled to receive a liquidation preference equal to $4.42 per share prior to the payment of any amount to the holders of common stock or the holders of any other class of securities that is junior to the Series A Preferred Stock.

•

The holders of Series A Preferred Stock are entitled to vote, on an as-if converted basis, along with the holders of our common stock on all matters on which holders of common stock are entitled to vote.

•	The holders of the Series A Preferred Stock voting as a separate class, are entitled to elect four members to the Board of Directors of the Company.

•	The affirmative vote or written consent of the holders of at least 84% of the then outstanding shares of Series A Preferred Stock (voting or consenting separately as a class) is necessary for us to:

•	Amend the Certificate of Incorporation so as to amend, alter or repeal the power, preferences or special rights of the Series A Preferred Stock in a manner that affects them adversely;

•	Increase the number of shares designated as Series A Preferred Stock; or

•	Authorize, designate or issue any class of stock having any right, preference or priority superior to or on a parity with the Series A Preferred Stock.

The warrants to purchase Series A stock do not include any provisions whereby the warrant holder can “put” the warrants or the underlying shares back to the Company. Further, the Series A warrants do not meet the definition of “mandatorily redeemable” described in SFAS No. 150 such that the warrant would be redeemable at a certain date.

According to Section 4(c) of the Series A Stock Purchase warrant agreement, the warrant holder, upon Consolidation, Merger or Sale and “upon exercise” of the warrant, shall receive in lieu of Series A Preferred Stock, such pro rata consideration (stock, securities, cash or assets as may be issued in exchange for the Series A as part of the transaction) as the holder would have received had he held the underlying Series A shares. Alternatively, in the event of an aforementioned transaction, the Company or its successor, can assume the obligations of the warrant (as long as it is done in writing in advance of the consummation of a transaction). In no event does the Series A warrant holder have the ability to choose the type of consideration or whether it will be paid.

We also specifically considered the impact of paragraph 5 of FSP SFAS 150-5, including footnote 1. Although the Series A preferred stock was classified in the mezzanine section of the balance sheets, it was not, by definition, a redeemable instrument. Its classification in the mezzanine section was due solely to the “deemed liquidation” provision of the instrument in accordance with ASR No. 268, Presentation in Financial Statements of “Redeemable Preferred Stocks”, and not a stated redemption provision as defined in SFAS 150. As such, we do not believe the provision of paragraph 5 and its footnote 1 apply in the case of the warrants to purchase Series A Preferred Stock.

The Company has concluded that the non-liability classification of the Series A warrants is appropriate since the warrants do not meet the definition of “mandatorily redeemable” or “puttable” under SFAS No. 150.

6. Further, we note that you previously classified the Series A preferred stock warrants within temporary equity in your December 31, 2006 Form 10-K. Please tell us why the warrants and the related preferred stock were previously classified as temporary equity. Please also tell us where the warrants are currently classified and why.

The warrants to purchase Series A Preferred Stock do not meet the definition of being mandatorily redeemable as described in SFAS No. 150 “Accounting For Certain Financial Instruments with Characteristics of Both Liabilities and Equity”, by transferring assets at a specific date or upon an event that is certain to occur. The Company therefore concluded that the warrants to purchase Series A stock do not present an obligation or liability. In addition, per our analysis of EITF Topic D-98, “Classification and Measurement of Redeemable Securities”, preferred securities that are redeemable for cash or other assets are to be classified outside of permanent equity if they are redeemable (i) at a fixed or determinable price on a fixed or determinable date, (ii) at the option of the holder, or (iii) upon the occurrence of an event that is not solely within the control of the issuer. Therefore, based on the Series A Preferred Stock deemed liquidation right, including a change in control event, which is not solely within the control of the Company, the Series A Convertible Preferred Stock were classified outside of permanent equity. The Company previously applied this same treatment to the warrants to purchase Series A Preferred Stock as well. Subsequently, the Company evaluated the Series A warrants on a stand-alone and deemed the classification to be more appropriate in permanent equity.

7. You disclose that “[i]n the event of a liquidation of the Company, the holders of Series C Preferred Stock are entitled to receive, prior to the payment of any amount to the holders of Common Stock, other series of Preferred Stock or any other capital stock of the Company, an amount equal to the Series C Original Issue Price, plus declared but unpaid dividends on such shares.” You also disclose that you classified these shares as temporary equity “based on the rights of the Series Stock in a deemed liquidation” consistent with EITF Topic D-98. Please tell us and disclose in future filings the pertinent rights and privileges of the preferred stock, including the deemed liquidation rights, consistent with paragraphs 4-7 of SFAS 129.

The Company issued and sold 5,000 shares of its Series C Preferred Stock at a purchase price of $2,500 per share (the “Series C Original Issue Price”). Each share of Series C Preferred Stock is convertible into a number of shares of common stock equal to $2,500 divided by the conversion price of the Series C Preferred Stock, which is initially $2.99. Each share of Series C Preferred Stock is currently convertible into approximately 836.12 shares of common stock. The total number of shares of common stock initially issuable upon conversion of the 5,000 shares of Series C Preferred Stock issued and sold in the financing is approximately 4,180,602. The following are the rights and privileges of the Series C Preferred Stock:

•	Each share of Series C Preferred Stock is convertible into a number of shares of common stock equal to $2,500 divided by the conversion price of the Series C Preferred Stock, which is currently $2.99;

•

The holders of Series C Preferred Stock are entitled to receive cumulative cash dividends at a rate of eight percent (8%) of the original issue price, which was $2,500 per share, on each outstanding share of Series C Preferred Stock, provided, however, that the dividend is only payable when, as and if declared by the Board of Directors. This dividend is payable prior and in preference to any declaration or payment of any dividend on common stock, other series of preferred stock or any other capital stock of the Company;

•

In the event that we, at any time prior to March 21, 2008, issue shares of common stock at a purchase price below the conversion price of the Series C Preferred Stock, the conversion price of the Series C Preferred Stock will be adjusted on a weighted average basis to reflect the dilution represented by the issuance of such shares;

•

In the event of our liquidation, dissolution or winding-up, each share of Series C Preferred Stock is entitled to receive a liquidation preference equal to $2,500 per share prior to the payment of any amount to the holders of common stock or the holders of any other class of securities that is junior to the Series C Preferred Stock;

•

The holders of Series C Preferred Stock are entitled to vote, on an as-if converted basis, along with the holders of our common stock on all matters on which holders of common stock are entitled to vote;

•	The affirmative vote of the holders of at least a majority of the then outstanding shares of Series C Preferred Stock (voting separately as a class) is necessary for us to:

•	Alter or change adversely the powers, preferences or rights given to the Series C Preferred Stock;

•	Authorize, create or issue any class of equity ranking, as to dividends, redemption or distribution of assets upon a liquidation, senior to or otherwise pari passu with the Series C Preferred Stock;

•	Increase the authorized number of shares of Series C Preferred Stock or issue additional shares of Series C Preferred Stock; or

•	Enter into any agreement with respect to the foregoing.

8. Further, please tell us how you evaluated the terms of the preferred shares under EITF Topic D-98 in determining that the shares should be classified in temporary equity. Please refer to the applicable paragraphs relied upon in EITF Topic d-98.

Under EITF Topic D-98, “Classification and Measurement of Redeemable Securities”, paragraphs 2 – 6 were relied upon. Paragraph 2 states that preferred securities that are redeemable for cash or other assets are to be classified outside of permanent equity if they are redeemable (i) at a fixed or determinable price on a fixed or determinable date, (ii) at the option of the holder, or (iii) upon the occurrence of an event that is not solely within the control of the issuer. The Company deemed that liquidation is a possible outcome that not is solely within the control of the Company. Furthermore, paragraph 5 states that the occurrence of a change-in- control, an exception to ordinary liquidations, would result in a security being classified outside of permanent equity. Accordingly, the Company classified the Series C Preferred Stock outside of permanent equity based on the rights of the Series C Preferred Stock in change-in-control.

Item 9A. Controls and Procedures, Page 62

9. We note your disclosure that your Chief Executive Officer and Chief Financial Officers “concluded that [your] disclosure controls and procedures were effective as of December 31, 2007, to ensure that information required to be disclosed by [you] in the reports that [you] file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms.” The language that is currently included after the words “effective as of December 31, 2007” in your disclosure appears to be superfluous, since the meaning of “disclosure controls and procedures” is established by Rule 13a-15(e) of the Exchange Act. Please remove the language in your future filings or revise the disclosure in future filings so that the language that appears after the word “effective” is substantially similar in all material respects to the language that appears in the entire two-sentence definition of “disclosure controls and procedures” set for in Rule 13a-15(e).

The Company acknowledges this comment and has revised the pertinent language in our future filings. Below, please find the language included in the Company’s Form 10-Q for the quarter ended June 30, 2008 in Part I, Item 4. Controls and Procedures:

(a) Evaluation of Disclosure Controls and Procedures.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of June 30, 2008. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of June 30, 2008, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms. Under Rule 13a-15(e), disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Form 10-Q for the Quarterly Period Ended March 31, 2008

Financial Statements, page 3

Note 2. Summary of Significant Accounting Policies, page 7

Cash equivalents and marketable securities, page 7

10. We note that you have $9.5 million of marketable securities as of March 31, 2008, representing approximately 63% of your total assets. You disclose that this amount consists of municipal bonds and auction rate securities which are “recorded at amortized cost, which approximates fair market value.” From this disclosure it is not clear how or whether the company adopted SFAS 157 as of January 1, 2008. Please tell us how you considered SFAS 157 in your accounting. Include a discussion of the level of input you used for each security to measure fair value and why.

At March 31, 2008, the Company’s marketable securities consisted of auction rate securities (ARS) with a triple “A” credit rating collateralized by student loans mainly guaranteed by the U.S. Department of Education under the Federal Family Education Loan Program (“FFELP”). These investments have long-term nominal maturities, but have interest rates that reset periodically in scheduled auctions (generally every 28—30 days). Prior to February 2008 these auctions had been consistently successful for an extensive period of time. As such, a highly active market in which these securities traded had been readably available. The securities had historically traded at par value on the open market. Starting in February 2008 credit and liquidity constraints in this market have led to failed auctions, which also affected Cambridge Heart. However, based on discussions with our investment advisor, review of market research reports and certain legislative initiatives, we concluded that the illiquidity in the market was temporary and would shortly resume. Therefore, based on these factors, we believe that as of March 31, 2008 the cost of investments approximated fair value.

During the second quarter, the Company’s investments in auction rate securities continued to fail. As a result, in order to quantify the impact of the market illiquidity, the Company obtained an independent fair market valuation, which resulted in the reclassification of these investments from current to long-term and the recording of an unrealized loss as of June 30, 2008. The Company has incorporated additional descriptive language around its investments, including fair value measurements under SFAS No. 157 and the impact on liquidity and capital resources in the Company’s Form 10-Q for the period ended June 30, 2008. Refer to our response to your comment 11 regarding the level of input used for each security to measure fair value.

11. Further, in future filings please provide all of the disclosures required by SFAS 157. The disclosure should include information that enables users of your financial statement to assess the inputs used to develop your fair value measurements and for recurring fair value measurements using significant unobservable inputs (Level 3), the effect of the measurement on earnings (or changes in net assets) for the period. Otherwise, tell us why you are not required to provide the disclosure. Please who us your proposed disclosures.

As noted in the response to comment 10 above, the Company has incorporated fair value measurements under SFAS No. 157 in its Form 10-Q for the period ended June 30, 2008. The following are the respective disclosure under SFAS No. 157 that the Company has included in its Form 10-Q for the period ended June 30, 2008:

Fair Value Measurement

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (SFAS No. 157). SFAS No. 157 establishes a framework for measuring fair value in accordance with generally accepted accounting principles, clarifies the definition of fair value within that framework and expands disclosures about fair value measurements. SFAS No. 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value, except for the measurement of share-based payments. For certain types of financial instruments, SFAS No. 157 requires a limited form of retrospective transition, whereby the cumulative impact of the change in principle is recognized in the opening balance in retained earnings in the fiscal year of adoption. All other provisions of SFAS No. 157 are applied prospectively. SFAS No. 157 requires disclosure regarding the manner in which fair value is determined for assets and liabilities and establishes a three-tiered value hierarchy into which these assets and liabilities must be grouped, based upon significant levels of inputs as follows:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•

Level 2—Observable inputs, other than Level 1 prices, such as quoted prices in active markets for similar assets and liabilities, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

•

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy. As described in SFAS No. 157 and discussed in Note 3, the Company also recorded temporary unrealized losses based on independent fair market valuations for the three months ended June 30, 2008, of $412,079.

The fair values of the Company’s financial assets carried at fair value as of June 30, 2008 are classified in the table below in one of three categories as defined in SFAS No. 157:

	Fair Value Measurements Using			Assets at Fair Value
	Level 1	Level 2	Level 3
Assets
Money market funds (included in cash and cash equivalents)	$41,617			$41,617
Auction rate securities			8,837,921	8,837,921

Total assets	$41,617	$—	$8,837,921	$8,879,538

The following table below provides a reconciliation of all major assets measured at fair value using Level 3 inputs:

Auction Rate Securities
Balance as of April 1, 2008	$9,500,000
Sales	(250,000)
Total gains and losses:
Included in earnings (realized)
Unrealized losses included in accumulated other comprehensive income	(412,079)

Balance as of June 30, 2008	$8,837,921

The Company continues to monitor market conditions and may determine that the impairment is other than temporary if market conditions do not improve in the foreseeable future. Investment classification detail can be found in Note 3 to these Condensed Financial Statements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14

Critical Accounting Policies and Estimates, page 17

12. In future filings, as applicable, please discuss the material accounting estimates and assumptions you make in valuing your action rate securities and other investments included in marketable securities. Describe the process by which you determine the value of those securities, the levels of judgment involved and the susceptibility of the resulting value to changes in your estimate and assumptions. Please also discuss your adoption SFAS 157 and how that impacted your valuation of your marketable securities.

As noted in the response to your comment 3, the Company has incorporated additional descriptive language around its investments, including fair market measurements under SFAS No. 157 and the impact on liquidity and capital resources in the Company’s Form 10-Q for the period ended June 30, 2008. Below please see the pertinent disclosure that the Company has included in the MD&A section of the Company’s Form 10-Q for the period ended June 30, 2008:

Liquidity and Capital Resources

Cash equivalents and marketable securities were $2,934,221 at June 30, 2008, compared to $12,066,510 at December 31, 2007. Our investments consist of cash invested in money market funds and auction rate securities (ARSs). The ARS primarily have a triple “A” credit rating and are collateralized by student loans mostly guaranteed by the U.S. Department of Education under the Federal Family Education Loan Program (“FFELP”). ARSs have long-term nominal maturities, but have interest rates that reset periodically in scheduled auctions (generally every 28—30 days). Our intent is not to hold these securities to maturity, but rather to use the interest rate reset feature to maximize interest yields while maintaining liquidity. We generally have the opportunity to sell these investments during such periodic auctions subject to the availability of buyers. Historically, such securities provided high liquidity and maximized interest yields. During the three and six months ended June 30, 2008, credit and liquidity issues in the financial markets have led to failed auctions with respect to these ARSs. In most cases where auctions fail, the investments earn higher interest rates to compensate for the lack of liquidity as per the investment offering statements. We believe that these credit and illiquidity conditions present temporary liquidity risk and do not pose a risk of default of the underlying securities nor exposure to interest rate risk, foreign currency exchange rate risk, commodity price risk, or other similar risks. However, we will not be able to liquidate the investments until a successful auction occurs, a buyer is found outside the auction process, the securities are called or refinanced by the issuer, or the securities mature. Given these market dynamics and liquidity uncertainties, we reclassified our investments in auction rate securities from current to long-term assets. Further based on the results of the valuations we recorded as a charge to comprehensive income (loss) a temporary impairment in fair value in accordance with SFAS No. 157, “Fair Value Measurements” (SFAS No. 157). For the periods ended March 31 and June 30, 2008, the par value of investments in auction rate securities reclassified to long-term assets amounted to $9,500,000 and $9,250,000, respectively. Also we recorded a temporary a loss of $412,079 for the three month periods June 30, 2008. SFAS No. 157 establishes a framework for measuring fair value in accordance with generally accepted accounting principles, clarifies the definition of fair value within that framework and expands disclosures about fair value measurements. See Note 2 to these condensed financial statements. We continue to monitor market conditions and may determine that the impairment is other than temporary if market conditions do not improve in the foreseeable future.

Item 4. Controls and Procedures

13. We note your disclosure that “[t]here has been no significant change in [y]our internal control over financial reporting (as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934) during the fiscal quarter ended March 31, 2008 that has materially affected, or is reasonable likely to materially affect, [y]our internal control over financial reporting.” To the extent that your disclosure was provided to address Item 3089c) of Regulation S-K which requires disclosure of any change that occurred during the quarter that materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, please note that the need for disclosure is not limited to significant changes that could affect your internal control over financial reporting subsequent to the date of your evaluation. Please correct the disclosure in future filings to address all changes or advise us.

The Company has modified its disclosure regarding internal controls as to address all changes that could affect our internal control over financial reporting starting with its Form 10-Q for the period ended June 30, 2008.

Exhibit 31

14. We note that the punctuation was changed in paragraph 1 of the certifications and the words “as defined” were replaced by “as deferred” in paragraph 4. In future filings, please ensure that the certifications required by the Exchange Act Rule 13a-14(a) are consistent with Item 601(b)(31) of Regulation S-K.

The Company inadvertently replaced the word defined with deferred in paragraph 1 of the certifications. Please note that this inadvertent error was corrected starting with Form 10-Q for the period ended June 30, 2008.

In closing, the Company acknowledges that the Company and its management are responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding any of the foregoing, or if you require any additional information, please call me at (978) 654-7651.

Regards,

/s/ Vincenzo LiCausi
Vincenzo LiCausi
Chief Financial Officer